Exhibit 99.1

OceanaGold Corporation Condensed Interim Consolidated Statements of Financial Position (in millions of United States dollars - unaudited)

		June 30	December 31
	Notes	2026	2025
ASSETS
Current assets
Cash and cash equivalents		$654.8	$476.5
Trade and other receivables	5	44.3	17.4
Inventories	6	225.8	218.1
Prepayments		24.6	19.8
Total current assets		949.5	731.8

Non-current assets
Trade and other receivables	5	55.7	68.1
Inventories	6	147.6	142.2
Deferred tax assets		15.3	16.2
Mineral properties, plant and equipment	7	2,433.0	2,297.1
Total non-current assets		2,651.6	2,523.6
TOTAL ASSETS		$3,601.1	$3,255.4

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade and other payables		$330.4	$302.8
Employee benefits	9	64.5	67.6
Current tax liabilities		169.7	111.6
Lease liabilities		15.6	19.9
Asset retirement obligations		2.5	3.8
Total current liabilities		582.7	505.7

Non-current liabilities
Employee benefits	9	21.2	48.7
Deferred tax liabilities		145.5	115.0
Lease liabilities		34.5	30.2
Asset retirement obligations		179.6	184.6
Total non-current liabilities		380.8	378.5
TOTAL LIABILITIES		963.5	884.2

SHAREHOLDERS' EQUITY
Share capital	8	1,153.8	1,169.2
Retained earnings		1,386.8	1,089.2
Contributed surplus		66.9	68.6
Other reserves		(70.9)	(59.9)
TOTAL SHAREHOLDERS' EQUITY		2,536.6	2,267.1
Non-controlling interest	10	101.0	104.1
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$3,601.1	$3,255.4

Subsequent events included in Note 8

On behalf of the Board of Directors:

/s/ Paul Benson	/s/ Sandra M. Dodds
Paul Benson	Sandra M. Dodds
Director	Director
August 5, 2026	August 5, 2026
The accompanying notes to the Condensed Interim Consolidated Financial Statements are an integral part of these financial statements.
OceanaGold Corporation	1

OceanaGold Corporation Condensed Interim Consolidated Statements of Income (in millions of United States dollars, except per share data - unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Notes	2026	2025	2026	2025

Revenue	11	$647.3	$432.4	$1,361.8	$792.3

Cost of sales, excluding depreciation and amortization		(215.1)	(181.1)	(441.9)	(324.0)
Depreciation and amortization		(86.7)	(54.9)	(170.7)	(108.6)
General and administration		(14.1)	(17.5)	(50.4)	(28.1)
Indirect taxes		(7.6)	(5.6)	(16.6)	(10.4)
Additional Government Share	12	(9.7)	(10.2)	(31.8)	(17.7)
Operating profit		314.1	163.1	650.4	303.5

Other (expense) income
Foreign exchange gain (loss)		2.0	(2.4)	1.9	(3.2)
Interest expense and finance costs		(4.6)	(3.1)	(7.1)	(6.4)
Interest income		3.9	1.6	7.4	3.1
NYSE listing costs		(0.9)	—	(1.9)	—
Other (expense) income		(2.9)	1.5	(5.4)	0.2
Profit before income tax		311.6	160.7	645.3	297.2
Income tax expense		(82.9)	(43.1)	(181.2)	(78.4)
Net profit		$228.7	$117.6	$464.1	$218.8

Attributable to:
Non-controlling interest	10	$6.5	$3.5	$13.5	$5.0
Equity holders of the Company		$222.2	$114.1	$450.6	$213.8

Earnings per share attributable to shareholders of the Company
Basic	13	$1.00	$0.49	$2.01	$0.92
Diluted	13	$0.99	$0.49	$1.99	$0.91

Weighted average number of common shares outstanding:
(in millions)
Basic		223.2	232.0	224.1	232.9
Diluted		225.1	234.8	225.9	235.4

The accompanying notes to the Condensed Interim Consolidated Financial Statements are an integral part of these financial statements.
OceanaGold Corporation	2

OceanaGold Corporation Condensed Interim Consolidated Statements of Comprehensive Income (in millions of United States dollars, except per share data - unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Notes	2026	2025	2026	2025

Net profit		$228.7	$117.6	$464.1	$218.8

Other comprehensive income
Items that may be reclassified to profit or loss
Currency translation (loss) gain		$(10.4)	$38.9	$(15.7)	$46.9
(Loss) gain on fair value of derivative hedges		(1.1)	0.9	12.5	1.9
Amount reclassified to profit or loss		(5.1)	(0.8)	(7.8)	(1.4)
Items that will not be reclassified to profit or loss
Gain on sale of investments		—	—	—	0.7
Other comprehensive (loss) income, net of tax		(16.6)	39.0	(11.0)	48.1
Total comprehensive income		$212.1	$156.6	$453.1	$266.9

Total comprehensive income attributable to:
Non-controlling interests	10	6.5	3.5	13.5	5.0
Equity holders of the Company		205.6	153.1	439.6	261.9

The accompanying notes to the Condensed Interim Consolidated Financial Statements are an integral part of these financial statements.
OceanaGold Corporation	3

OceanaGold Corporation Condensed Interim Consolidated Statements of Cash Flows (in millions of United States dollars - unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Notes	2026	2025	2026	2025
Operating activities
Net profit		$228.7	$117.6	$464.1	$218.8
Items not affecting cash
Depreciation and amortization expense		86.7	54.9	170.7	108.6
Equity settled stock-based compensation expense		2.8	12.9	4.4	19.4
Unrealized foreign exchange (gain) loss		(2.0)	4.8	(1.9)	3.2
Non-cash other expenses (income)		4.1	(1.5)	6.0	0.2
Deferred tax expense		20.5	43.1	32.1	78.4
Changes in working capital	14	(27.2)	(4.9)	19.7	(30.1)
Net cash provided by operating activities		313.6	226.9	695.1	398.5

Investing activities
Payment for property, plant and equipment		(46.3)	(18.7)	(100.5)	(34.3)
Payment for mining assets		(137.2)	(88.1)	(209.3)	(175.3)
Net cash used in investing activities		(183.5)	(106.8)	(309.8)	(209.6)

Financing activities
Repayment of lease liabilities		(7.9)	(5.3)	(11.7)	(14.2)
Repayment of debt		—	—	—	(2.8)
Share buybacks	8	(57.5)	(21.0)	(134.2)	(40.6)
Dividends paid to equity holders of the Company		(20.0)	(14.0)	(40.3)	(14.0)
Dividends paid to non-controlling interests	10	(9.0)	(3.4)	(16.6)	(8.0)
Net cash used in financing activities		(94.4)	(43.7)	(202.8)	(79.6)

Effect of exchange rate changes on cash and cash equivalents		(1.0)	(5.3)	(4.2)	(4.1)
Net increase in cash and cash equivalents		34.7	71.1	178.3	105.2
Cash and cash equivalents at the beginning of the period		620.1	227.6	476.5	193.5
Cash and cash equivalents at the end of the period		$654.8	$298.7	$654.8	$298.7

Supplemental cash flow information (Note 14).

The accompanying notes to the Condensed Interim Consolidated Financial Statements are an integral part of these financial statements.
OceanaGold Corporation	4

OceanaGold Corporation Condensed Interim Consolidated Statements of Changes in Equity (in millions of United States dollars, except for per share data - unaudited)
	Shares (in millions)	Share Capital	Contributed Surplus	Other Reserves	Retained Earnings	Non-controlling Interest	Total Equity
Balance at January 1, 2026	225.2	$1,169.2	$68.6	$(59.9)	$1,089.2	$104.1	$2,371.2
Comprehensive (loss) income for the period	—	—	—	(11.0)	450.6	13.5	453.1
Employee share rights:
Share-based payments	—	—	4.4	—	—	—	4.4
Share rights vested	1.1	6.1	(6.1)	—	—	—	—
Share buybacks	(3.8)	(21.5)	—	—	(112.7)	—	(134.2)
Dividends declared	—	—	—	—	(40.3)	(16.6)	(56.9)
Balance at June 30, 2026	222.5	$1,153.8	$66.9	$(70.9)	$1,386.8	$101.0	$2,637.6

Balance at January 1, 2025	234.2	$1,219.5	$64.8	$(75.9)	$611.6	$106.5	$1,926.5
Comprehensive income for the period	—	—	—	48.1	213.8	5.0	266.9
Employee share rights:
Share-based payments	—	—	2.9	—	—	—	2.9
Share rights vested	0.9	4.9	(4.0)	—	—	—	0.9
Share buybacks	(3.9)	(40.6)	—	—	—	—	(40.6)
Dividends declared	—	—	—	—	(14.0)	(8.0)	(22.0)
Balance at June 30, 2025	231.2	$1,183.8	$63.7	$(27.8)	$811.4	$103.5	$2,134.6

The accompanying notes to the Condensed Interim Consolidated Financial Statements are an integral part of these financial statements.
OceanaGold Corporation	5

OceanaGold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in millions of United States dollars, unless otherwise stated - unaudited)

1	NATURE OF OPERATIONS

OceanaGold Corporation (the “Company” or “OceanaGold”) is domiciled in British Columbia, Canada and the registered address of the Company is Suite 1020, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada. The Company’s common shares trade under the symbol 'OGC' on the Toronto Stock Exchange (“TSX”) in Canada and, as of April 7, 2026, on the New York Stock Exchange (“NYSE”) in the United States.

The Company is engaged in the exploration, development and operation of gold and gold/copper mines. OceanaGold operates four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors on August 5, 2026.

2	BASIS OF PREPARATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), as applicable to the preparation of condensed interim consolidated financial statements including IAS 34. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS Accounting Standards have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025.

3	MATERIAL ACCOUNTING POLICIES

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2025. The Company’s interim results are not necessarily indicative of its results for a full year.

The Company adopted amendments to IFRS 9: Financial Instruments and IFRS 7: Financial Instruments: Disclosures effective January 1, 2026. The Company has elected to apply the amendment in IFRS 9 relating to the derecognition of financial liabilities settled through electronic payment systems. The adoption of these amendments did not have a material impact on the Company's financial statements.

New IFRS accounting standards and pronouncements - not yet adopted

IFRS 18: Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18: Presentation and Disclosure of Financial Statements ("IFRS 18"), which replaces IAS 1: Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified.

The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required. The Company is currently assessing the effect of this new standard on our financial statements.

4	CRITICAL ESTIMATES AND JUDGEMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Areas of estimation and judgement that have the most significant effect on the amounts recognized in these financial statements are disclosed annually, and were last disclosed in Note 4 of the Company's consolidated financial statements for the year ended December 31, 2025.

OceanaGold Corporation	6

OceanaGold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in millions of United States dollars, unless otherwise stated - unaudited)

5	TRADE AND OTHER RECEIVABLES
	June 30	December 31
	2026	2025
Trade receivables	$4.3	$4.5
Security deposits	33.7	31.9
Other receivables	10.7	7.9
Indirect tax receivables	28.4	41.2
Income tax receivables	19.1	—
Derivative Financial assets - diesel hedges	3.8	—
Total trade and other receivables	$100.0	$85.5

Current	$44.3	$17.4
Non-Current	$55.7	$68.1

6	INVENTORIES
	June 30	December 31
	2026	2025
Ore	$206.6	$199.0
Gold in circuit	34.8	34.8
Gold on hand	1.1	6.5
Gold and copper concentrate	9.6	12.8
Stores inventory	121.3	107.2
Total inventories	$373.4	$360.3

Current	$225.8	$218.1
Non-Current	$147.6	$142.2

OceanaGold Corporation	7

OceanaGold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in millions of United States dollars, unless otherwise stated - unaudited)

7	MINERAL PROPERTIES, PLANT AND EQUIPMENT

The following table summarizes the net book value of mineral properties, plant and equipment as at June 30, 2026 and the changes during the period then ended:

	Mineral properties	Land, Buildings, Plant & Equipment	Construction- in-progress	Exploration and evaluation	Total
Net book value
At January 1, 2026	$1,182.7	$814.9	$190.1	$109.4	$2,297.1
Additions	89.7	104.3	125.1	15.8	334.9
Transfers	25.2	10.4	(35.4)	(0.1)	0.1
Disposals	—	(0.2)	—	—	(0.2)
Depreciation and Amortization	(121.2)	(60.4)	—	—	(181.6)
Change in rehabilitation provision	(5.5)	—	—	—	(5.5)
Foreign exchange and other	(5.1)	(2.3)	(2.9)	(1.5)	(11.8)
At June 30, 2026	$1,165.8	$866.7	$276.9	$123.6	$2,433.0

Cost	$3,256.4	$2,048.0	$276.9	$123.6	$5,704.9
Accumulated depreciation and amortization	(2,090.6)	(1,181.3)	—	—	(3,271.9)
At June 30, 2026	$1,165.8	$866.7	$276.9	$123.6	$2,433.0

8	SHARE CAPITAL

Authorized capital

The Company is authorized to issue an unlimited number of common shares with no par value.

Share Consolidation

On June 23, 2025, a share consolidation was completed on the basis of one post-consolidation common share for every 3 pre-consolidation common shares. The consolidation reduced the number of common shares issued and outstanding from 693 million common shares to 231 million common shares. The common shares commenced trading on the Toronto Stock Exchange (the "TSX") on a post-consolidation basis on the opening of trading on June 23, 2025. The number of shares issuable under the Company's stock-based compensation plans were proportionately adjusted upon completion of the consolidation. All information relating to earnings per share, issued and outstanding common shares, share rights, deferred units, and per share amounts in these financial statements have been adjusted retrospectively to reflect the share consolidation.

Dividends

During the quarter ended June 30, 2026, the Company declared and paid a dividend of $0.09 per common share totaling $20.0 million to equity holders of the Company (quarter ended June 30, 2025: declared and paid a dividend of $0.03 per common share and paid the declared dividend of $0.03 per common share from the quarter ended March 31, 2025, totaling $14.0 million year to date to equity holders of the Company).

On August 5, 2026, OceanaGold declared a dividend of $0.09 per common share.

Share buyback

In July 2026, the Company received approval from the TSX to renew the NCIB, permitting the Company to buy back up to 22 million common shares in the open market through the facilities of the TSX, NYSE and alternative trading systems in Canada and the United States during the period commencing on July 24, 2026 and ending on or before July 23, 2027.

In connection with the NCIB, the Company renewed its automatic securities purchase plan ("ASPP"), which allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self-imposed blackouts. As at June 30, 2026, no obligation to purchase shares (December 31, 2025: nil) was recognized under the ASPP.

In 2025, the Company completed the maximum $175 million in share buybacks under the Board of Directors approved share repurchase program for that year.

On February 18, 2026, the Board of Directors approved additional share buybacks to a maximum of $350 million of common shares in the open market through the facilities of the TSX, NYSE and alternative trading systems in Canada and the United States under the NCIB program. During the second quarter of 2026, the Company repurchased and cancelled 1.8 million common shares for consideration of $57.5 million at an average price of CAD$43.94 per share.

OceanaGold Corporation	8

OceanaGold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in millions of United States dollars, unless otherwise stated - unaudited)

9	STOCK-BASED COMPENSATION

Performance share rights plan

The following table summarizes the outstanding rights granted under the performance share rights plan as at June 30, 2026 and December 31, 2025 and the changes during the periods then ended:

	June 30 2026	December 31 2025
	Units	Units
At January 1	5,515,849	5,699,442
Granted	956,405	2,337,184
Forfeited	(246,623)	(870,197)
Vested	(2,295,921)	(1,650,580)
At period end	3,929,710	5,515,849
Exercisable at period end	-	-

The performance share rights outstanding at June 30, 2026 had a weighted average remaining life of 1.7 years with no exercise price.

Performance share rights granted to designated participants may from time to time vest when the Company meets target milestones for the applicable performance period, in accordance with the vesting schedule established at the time of grant by the Board. There are two components to each performance share right: a performance condition based on the Company's share price performance relative to peers ("TSR") and a service condition. Rights granted were priced using a Monte Carlo simulation to model the Company’s future price and TSR performance against the comparator group at the future vesting date. The performance condition weighting varies according to the designated participants’ job levels with vesting up to 200% of target. Upon vesting at discretion of the Board, the performance share rights are payable partly in shares and partly in cash in accordance with the plan.

In 2026, performance rights vested at 133% (2025: 156%).

At June 30, 2026, the fair value of the outstanding unvested performance rights and corresponding liability of $40.4 million (December 31, 2025: $62.9 million) is recorded within employee benefits.

Cash rights plan

Under the cash rights plan, the Company issues cash rights to certain employees that require a cash settlement linked to the prevailing share price of the Company after completion of the three-year service based vesting period. Any changes in fair value are recognized in the Condensed Interim Consolidated Statements of Income with a corresponding increase or decrease in liability (2026: $14.1 million, 2025: $21.5 million).

Deferred Unit Plan ("DUP")

The following table summarizes the outstanding deferred units granted to non-executive directors under the deferred unit plan as at June 30, 2026 and December 31, 2025 and the changes during the periods then ended:

	June 30 2026	December 31 2025
	Units	Units
At January 1	426,241	365,768
Granted	12,612	60,473
At period end	438,853	426,241
Exercisable at period end	-	-

The fair value of the units granted under the DUP is calculated as the estimated future cash flow and it is remeasured at each reporting date and at the date of settlement. Any changes in fair value are recognized in the Condensed Interim Consolidated Statements of Income with a corresponding increase or decrease in liability. At June 30, 2026, the fair value of the units and corresponding liability was $11.0 million (December 31, 2025: $12.1 million) at a share price of $25.08 (CAD$35.55).

OceanaGold Corporation	9

OceanaGold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in millions of United States dollars, unless otherwise stated - unaudited)

10	NON-CONTROLLING INTEREST

OceanaGold Philippines, Inc. ("OGPI") holds the Company's interest in the Didipio Mine. OGPI is listed on the Philippine Stock Exchange ("PSE") with 20% of its common shares held by public shareholders as required under the terms of the renewed Financial or Technical Assistance Agreement ("FTAA").

The following table summarizes the balance sheet of OGPI:

	June 30 2026	December 31 2025
Current assets	$144.4	$161.2
Non-current assets	557.5	556.1
Total assets	701.9	717.3
Current liabilities	187.6	185.4
Non-current liabilities	8.6	11.5
Total liabilities	196.2	196.9
Net assets	$505.7	$520.4

The following table summarizes the share of profit attributable to the non-controlling interest:

	Three months ended		Six months ended
	June 30		June 30
	2026	2025	2026	2025
Revenue	$126.9	$96.2	$285.3	$175.5
Net profit	$33.0	$17.6	$68.0	$24.9

Non-controlling interest %	20%	20%	20%	20%
Attributable to non-controlling interest	$6.5	$3.5	$13.5	$5.0

11	REVENUE
	Three months ended		Six months ended
	June 30		June 30
	2026	2025	2026	2025
Gold bullion	$539.1	$351.4	$1,115.4	$639.8
Gold in concentrate[1]	63.1	48.2	149.4	87.2
Copper in concentrate[1]	36.7	29.6	80.8	59.5
Silver	8.9	5.8	20.4	11.2
	647.8	435.0	1,366.0	797.7
Less: Concentrate treatment, refining and selling costs[1]	(0.5)	(2.6)	(4.2)	(5.4)
Total Revenue	$647.3	$432.4	$1,361.8	$792.3

1. All concentrate sales are generated by the Didipio mine.

OceanaGold Corporation	10

OceanaGold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in millions of United States dollars, unless otherwise stated - unaudited)

12	ADDITIONAL GOVERNMENT SHARE AT DIDIPIO
	Three months ended		Six months ended
	June 30		June 30
	2026	2025	2026	2025
Gross mining revenue	$126.3	$95.5	$284.4	$173.8
Less: Allowable deductions	(59.9)	(49.1)	(120.2)	(90.9)
Less: Amortization deduction	(3.2)	(3.2)	(6.5)	(6.5)
Net Revenue per the FTAA	$63.2	$43.2	$157.7	$76.4
Entitlement share	60%	60%	60%	60%
Total Government Share (60% of Net Revenue per the FTAA)	$37.9	$25.9	$94.6	$45.8
Deduct: Free-carried interest	(3.6)	(1.4)	(6.6)	(3.2)
Deduct: Production taxes	(9.5)	(7.7)	(20.5)	(13.0)
Deduct: Income tax	(15.1)	(6.6)	(35.7)	(11.9)
Additional Government Share	$9.7	$10.2	$31.8	$17.7

Under the FTAA, “Net Revenue” is the gross mining revenues derived from operations, less allowable deductions and an amortization deduction.

Allowable Deductions under the FTAA include expenses attributed to exploration, development and production which includes, expenses relating to mining, processing, exploration, capitalised pre-stripping, royalties, rehabilitation, marketing, administration, community and social development, depreciation and amortization and interest charged on borrowings.

All taxes and fees payable to the Philippines Government, including corporate income tax and indirect taxes such as excise, local business, property and withholding taxes as well as amounts accrued under the free-carried interest, are deducted from the Government’s 60% share of Net Revenue to arrive at any Additional Government Share payable.

The Additional Government Share accrued for the period ended June 30, 2026 of $31.8 million (June 30, 2025: $17.7 million) is recorded within trade and other payables. The Company made an Additional Government Share payment of $37.2 million in April 2026 related to 2025 amounts accrued at December 31, 2025.

13	EARNINGS PER SHARE
	Three months ended		Six months ended
	June 30		June 30
	2026	2025	2026	2025
Net profit attributable to shareholders of the Company	$222.2	$114.1	$450.6	$213.8

Basic weighted average number of shares (in millions)	223.2	232.0	224.1	232.9
Effect of dilutive securities:
Performance share rights	1.9	2.8	1.8	2.5
Diluted weighted average number of shares (in millions)	225.1	234.8	225.9	235.4

Earnings per share attributable to shareholders of the Company:
Basic	$1.00	$0.49	$2.01	$0.92
Diluted	$0.99	$0.49	$1.99	$0.91

OceanaGold Corporation	11

OceanaGold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in millions of United States dollars, unless otherwise stated - unaudited)

14	SUPPLEMENTARY CASH FLOW INFORMATION
	Three months ended		Six months ended
	June 30		June 30
	2026	2025	2026	2025
Changes in working capital
Decrease (increase) in trade and other receivables	$10.7	$(7.4)	$6.8	$(12.8)
(Increase) decrease in prepayments	(10.8)	3.6	(5.9)	(3.5)
Increase in inventories	(7.5)	(8.5)	(12.4)	(20.0)
(Decrease) increase in trade and other payables	(10.1)	12.1	23.2	30.1
(Decrease) increase in taxes payable	(4.5)	(15.6)	41.7	(30.6)
(Decrease) increase in employee benefits	(7.6)	11.8	(34.7)	8.8
Increase (decrease) in other working capital[1]	2.6	(0.9)	1.0	(2.1)
Changes in working capital	$(27.2)	$(4.9)	$19.7	$(30.1)

Other significant cash transactions
Cash taxes paid	$(64.5)	$(15.0)	$(106.0)	$(30.0)
Cash interest paid	$(0.6)	$—	$(1.2)	$—
Cash interest received	$3.9	$1.6	$7.4	$3.1

1 Includes changes in rehabilitation provisions and other non-trade working capital balances.

15	SEGMENT INFORMATION

Operating results of operating segments are reviewed by the Company’s chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company’s general corporate administration costs are included within ‘Corporate and other’ to reconcile the reportable segments to the consolidated financial statements. Significant information relating to the Company's reporting operating segments is as follows:

Three months ended June 30, 2026	Haile	Macraes	Waihi	Didipio	Corporate and other	Total
Revenue	$236.1	$207.2	$77.1	$126.9	$—	$647.3
Cost of sales, excluding depreciation and amortization	(75.1)	(54.8)	(40.5)	(44.7)	—	(215.1)
Depreciation and amortization	(42.2)	(23.8)	(10.2)	(10.0)	(0.5)	(86.7)
General and administration	—	—	—	(0.2)	(13.9)	(14.1)
Indirect taxes	—	—	—	(7.5)	(0.1)	(7.6)
Additional Government Share	—	—	—	(9.7)	—	(9.7)
Segment operating profit (loss)	$118.8	$128.6	$26.4	$54.8	$(14.5)	$314.1
Interest expense and finance costs						(4.6)
Interest income						3.9
Foreign exchange gain						2.0
NYSE listing costs						(0.9)
Other expense						(2.9)
Income tax expense						(82.9)
Net profit						$228.7

OceanaGold Corporation	12

OceanaGold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in millions of United States dollars, unless otherwise stated - unaudited)

Three months ended June 30, 2025	Haile	Macraes	Waihi	Didipio	Corporate and other	Total
Revenue	$166.1	$113.7	$56.4	$96.2	$—	$432.4
Cost of sales, excluding depreciation and amortization	(53.0)	(54.6)	(31.7)	(41.8)	—	(181.1)
Depreciation and amortization	(25.4)	(12.7)	(7.2)	(9.2)	(0.4)	(54.9)
General and administration	—	—	—	(0.2)	(17.3)	(17.5)
Indirect taxes	—	—	—	(5.6)	—	(5.6)
Additional Government Share	—	—	—	(10.2)	—	(10.2)
Segment operating profit (loss)	$87.7	$46.4	$17.5	$29.2	$(17.7)	$163.1
Interest expense and finance costs						(3.1)
Interest income						1.6
Foreign exchange loss						(2.4)
Other income						1.5
Income tax expense						(43.1)
Net profit						$117.6

Six months ended June 30, 2026	Haile	Macraes	Waihi	Didipio	Corporate and other	Total
Revenue	$464.2	$441.3	$171.0	$285.3	$—	$1,361.8
Cost of sales, excluding depreciation and amortization	(163.3)	(104.0)	(75.5)	(99.1)	—	(441.9)
Depreciation and amortization	(78.4)	(51.6)	(19.0)	(20.7)	(1.0)	(170.7)
General and administration	—	—	—	(0.8)	(49.6)	(50.4)
Indirect taxes	—	—	—	(16.5)	(0.1)	(16.6)
Additional Government Share	—	—	—	(31.8)	—	(31.8)
Segment operating profit (loss)	$222.5	$285.7	$76.5	$116.4	$(50.7)	$650.4
Interest expense and finance costs						(7.1)
Interest income						7.4
Foreign exchange gain						1.9
NYSE listing costs						(1.9)
Other expense						(5.4)
Income tax expense						(181.2)
Net profit						$464.1

Capital expenditures	$124.3	$78.0	$81.8	$44.7	$6.1	$334.9
Total assets	$1,540.8	$381.6	$557.8	$697.9	$423.0	$3,601.1

OceanaGold Corporation	13

OceanaGold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in millions of United States dollars, unless otherwise stated - unaudited)

Six months ended June 30, 2025	Haile	Macraes	Waihi	Didipio	Corporate and other	Total
Revenue	$331.3	$180.5	$105.0	$175.5	$—	$792.3
Cost of sales, excluding depreciation and amortization	(96.9)	(87.9)	(57.5)	(81.7)	—	(324.0)
Depreciation and amortization	(54.3)	(20.3)	(13.5)	(19.8)	(0.7)	(108.6)
General and administration	—	—	—	(0.4)	(27.7)	(28.1)
Indirect taxes	—	—	—	(10.4)	—	(10.4)
Additional Government Share	—	—	—	(17.7)	—	(17.7)
Segment operating profit (loss)	$180.1	$72.3	$34.0	$45.5	$(28.4)	$303.5
Interest expense and finance costs						(6.4)
Interest income						3.1
Foreign exchange loss						(3.2)
Other income						0.2
Income tax expense						(78.4)
Net profit						$218.8

Capital expenditures	$120.4	$42.4	$36.2	$15.4	$0.8	$215.2
Total assets	$1,165.2	$358.3	$401.3	$665.6	$191.7	$2,782.1

16	COMMITMENTS

Capital commitments

The Company has certain capital commitments principally relating to the purchase or lease of property, plant and equipment at Macraes, Waihi and Haile, and the development of mining assets at Macraes, Waihi and Didipio.

The following table summarizes the capital commitments contracted for but not provided for as at June 30, 2026 and December 31, 2025:

	June 30 2026	December 31 2025
Purchase of property, plant and equipment	$29.4	$25.2
Development of mining assets	54.3	13.6
Leases not yet commenced	12.8	3.5
	$96.5	$42.3

17	RELATED PARTIES

Year to date related party transactions solely comprise of key management personnel compensation, including salaries, short-term incentives, directors' fees and share-based payments of $13 million.

OceanaGold Corporation	14

OceanaGold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in millions of United States dollars, unless otherwise stated - unaudited)

18	CONTINGENCIES
(a)	OGPI is party to an addendum agreement with a syndicate of original claim owners, led by the late Mr. J. Gonzales Sr. (the "Gonzales Group"), in respect of a portion of the FTAA area for the Didipio Mine (the “Addendum Agreement”). The Gonzales Group and OGPI are involved in an arbitration proceeding with respect to the Addendum Agreement (the “Arbitration”). The Arbitration commenced in 2000 but is presently suspended due to the Liggayu dispute (discussed below) and the irrevocable resignation of the arbitrator.

In a complaint dated July 4, 2008 before the Philippines Regional Trial Court ("RTC"), a third-party, Mr. Liggayu, disputed the terms of the Addendum Agreement and the rights of the Gonzales Group to claim an interest in the Didipio Mine. Mr. Liggayu alleged that he is the true and beneficial owner and real-party-in-interest of the Didipio mining claims, and sought to enjoin the Company from making any payments to, or in dealing with, the Gonzales Group, and instead to recognize his rights.

In a decision dated March 11, 2025, the RTC declared that Mr. Liggayu and the heirs of Mr. Gonzales Sr. are partners on a 50-50 basis, to all the rights, participation and interests, as claim owners of the Didipio mining claims in the name of Mr. Gonzales Sr., beginning January 2007 onwards. It further declared that the rights and entitlements of Mr. Liggayu cannot be directly enforced by him against OceanaGold in the existing agreements, specifically the FTAA, which Mr. Liggayu can internally claim and enforce only against the heirs of Mr. Gonzales Sr, and vice versa, (the “March 2025 Decision”).

On April 2, 2025, Mr. Liggayu moved for partial reconsideration of this decision, claiming that, among others, he is the true and lawful owner of the Didipio mining claims; if a partnership exists, it should be from 1985 and should cover all the subject mining claims and not just for Mr. Gonzales Sr’s portion of the claim; and his rights and entitlements should be directly enforceable by him against OceanaGold. Both the Gonzales Group and OceanaGold filed an opposition to Mr. Liggayu’s partial motion for reconsideration. In a decision dated October 21, 2025, the RTC denied Mr. Liggayu’s motion for partial reconsideration (the “October 2025 Resolution”). Mr. Liggayu has now filed a Notice of Appeal to each of the March 2025 Decision and October 2025 Resolution. This case is now elevated to the Court of Appeals.

The Company believes there is no near-term impact on its business or operations as the decisions do not require payment of money by OceanaGold and the Arbitration proceeding is yet to be resolved.

As of June 30, 2026, the Company has accrued $95.2 million ($74.5 million of royalties and $20.7 million related to free-carried interest) pertaining to the Addendum Agreement (December 31, 2025: $83.6 million).

(b)	The Department of Environment and Natural Resources ("DENR"), along with a number of mining companies (including OGPI), are parties to a case that began in 2008 whereby a group of NGOs and individuals challenged the constitutionality of the Philippine Mining Act (the “Mining Act”), the FTAAs and Mineral Production Sharing Agreements in the Supreme Court of the Philippines. The petitioners initiated the challenge despite the fact that the Supreme Court had upheld the constitutional validity of both the Mining Act and the FTAAs in an earlier landmark case in 2005. In early 2013, the Supreme Court requested the parties to participate in oral debates on the matter. The case is still pending with the Supreme Court for a decision.

Notwithstanding the fact that the Supreme Court has previously upheld the constitutionality of the Mining Act and FTAAs, the Company is mindful that litigation is an inherently uncertain process and the outcome of the case may adversely affect the operation and financial position of the Company.

(c)	The Company has contingent liabilities under certain contracts, guarantees and other agreements arising in the ordinary course of business on which no loss is anticipated. Bonds have been issued in favour of various New Zealand authorities (Minister for Land Information, Hauraki District Council, Waikato Regional Council and Department of Conservation) as a condition for the grant of water rights and/or resource consents, and rights of access for exploration and Martha mining that amount to $50.7 million (December 31, 2025: $63.0 million).

The Group has also issued bonds in favour of Otago Regional Council, Dunedin City Council, Waitaki District Council, West Coast Regional Council, Buller District Council and Department of Conservation in New Zealand as a condition for the grant of water rights and/or resource consents, and rights of access for the Macraes Gold Mine and the former Globe Progress Mine at the Reefton Restoration Project which amount to approximately $47.0 million (December 31, 2025: $34.3 million). Cash payments on bonds issued to New Zealand authorities would only be paid if the Company did not meet its obligations.

OceanaGold Corporation	15

OceanaGold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in millions of United States dollars, unless otherwise stated - unaudited)

(d)	The mine operating permit at Haile which became final and effective during the first quarter 2015 included a schedule for estimated financial assurance of $65.0 million over the mine life consisting of $55.0 million in surety bonds or other mechanisms and $10.0 million in an interest-bearing cash trust. The Company's permit was modified and updated in December 2022 with the approval of the Company's Supplemental Environmental Impact Statement application and reclamation plan. The updated permit changed the total estimated financial assurance to $132.7 million, adjusted annually for inflation, over the mine life consisting of $112.7 million in surety bonds and a $20.0 million interest-bearing cash trust. The Company has satisfied its current financial assurance payment requirements by using a surety bond of $112.7 million and has paid $11.4 million in trust funding by June 30, 2026.

The remaining estimated financial assurance of $8.6 million will be paid over the life of the mine with estimated annual assurance payments of $1.8 million to occur from 2026 to 2028, $1.2 million in 2029, and $1.0 million from 2030 to 2031. The timing and amounts of these payments could change due to a number of factors, including changes in regulatory requirements, changes in scope and timing of closure activities. The State of South Carolina in the United States of America requires financial assurance for the estimated costs of mine reclamation and closure, including groundwater quality protection programs.

The surety bond and other financial assurance must be maintained in force continuously throughout the life of the mining operation and may only be released, partially or in full, after the State of South Carolina approves its release.

(e)	OGPI, along with each of the Philippines Office of the Executive Secretary, the DENR and its Mines and Geosciences Bureau and Environmental Management Bureau, as well as several Local Government Units, are parties to a case filed in April 2024 by an NGO group and two individuals (the "Petitioners”). The Petitioners questioned the approval of the renewal of the FTAA for alleged failure to conduct prior consultation, and made generalized allegations about violations of the Environmental Compliance Certificate and human rights.

Subsequent to the filing of the petition, the RTC denied the Petitioners' application for a Temporary Environmental Protection Order against OceanaGold. Further, in a resolution dated April 2, 2025, the RTC dismissed most of the issues raised by the Petitioners but decided that the issue of whether the Company’s subsidiary is currently engaged in open pit mining is a question of fact that should be decided at trial. The Petitioners filed for a Motion for Partial Reconsideration which was subsequently denied by the RTC in October 2025. The Petitioners then filed a Petition for Review before the Supreme Court, seeking a review of the RTC’s decisions. In an Order dated December 5, 2025, the RTC deferred further proceedings until the Supreme Court issues a resolution on the Petition for Review.

OceanaGold Corporation	16